February 15, 2008

United States Securities and Exchange Commission

Division of Corporate finance

100F Street, NE

Washington, DC 20549-6010

Attn: Sasha Parikh

RE:	Anavex Life Sciences Corp.
Form 10-KSB for the year ended September 30, 2007
File No. 000-51652

Further to your letter dated February 11, 2008 I wish to advise that the Report from the Independent Registered Public Accounting Firm – Amisano Hanson that was delivered to Anavex Life Sciences Corp was a signed report however in the process of preparing the file for EDGAR a formatting error was made and was not identified prior to filing.

I have retained the originally singed report for our records.

We confirm that future reports will include the typed signature of our independent accountants.

Additionally we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Harvey Lalach

Harvey Lalach, President

Anavex Life Sciences Corp.

14 rue Kleberg, Geneve, Switzerland CH-1201 Ph: 250-864-2740 Fax: 250-764-9701